UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

eDiets.com, Inc.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

280597105

(CUSIP number)

Berke Bakay c/o BBS Capital Management, LP 4975 Preston Park Boulevard, Suite 775W Plano, Texas 75093 Tel. No.: (972) 985-2190

(Name, address and telephone number of person authorized to receive notices and communications)

- with copies to - Burke McDavid Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-4295

January 9, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 280597105	Page 2 of 8 Pages

(1)	Names of reporting persons BBS Capital Fund, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,424,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,424,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 1,424,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 280597105	Page 3 of 8 Pages

(1)	Names of reporting persons BBS Capital Management, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,424,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,424,000
(11)	Aggregate amount beneficially owned by each reporting person 1,424,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%
(14)	Type of reporting person (see instructions) PN, IA

SCHEDULE 13D

CUSIP No. 280597105	Page 4 of 8 Pages

(1)	Names of reporting persons BBS Capital GP, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,424,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,424,000
(11)	Aggregate amount beneficially owned by each reporting person 1,424,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 280597105	Page 5 of 8 Pages

(1)	Names of reporting persons BBS Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,424,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,424,000
(11)	Aggregate amount beneficially owned by each reporting person 1,424,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 280597105	Page 6 of 8 Pages

(1)	Names of reporting persons Berke Bakay
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,958
	(8)	Shared voting power 1,424,000
	(9)	Sole dispositive power 15,958
	(10)	Shared dispositive power 1,424,000
(11)	Aggregate amount beneficially owned by each reporting person 1,439,958
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.0%
(14)	Type of reporting person (see instructions) IN

Page 7 of 8 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of BBS Capital Fund, LP, BBS Capital Management, LP, BBS Capital GP, LP, BBS Capital, LLC and Berke Bakay relating to shares of common stock of eDiets.com, Inc. (the “Common Stock”). This Amendment modifies the original Schedule 13D filed on December 9, 2011 (the “Original 13D”). Capitalized terms used herein and not defined have the meanings given to them in the Original 13D, as amended to the date hereof.

Item 6 of the Original 13D is hereby amended and restated to add the following at the end of the Item:

On January 9, 2012, the Issuer entered into an amendment to the Registration Rights Agreement with the Fund. Under the terms of the Registration Rights Agreement, as amended, the Company agreed to file a registration statement with the SEC to register the Fund’s Shares. Under the terms of the amendment to the Registration Rights Agreement, the Company agreed to file the registration statement within 10 business days after the filing with the SEC of the Company’s annual report on Form 10-K or March 30, 2012, whichever occurs first.

Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2012

BBS Capital Fund, LP

By:	BBS Capital GP, LP, its general partner

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital Management, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital GP, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital, LLC

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

/s/ Berke Bakay
Berke Bakay